Exhibit 12.1

Partner Re Statement Re: Computation of Ratios

Computation of Ratio of Earnings to Fixed Charges

For purposes of computing the following ratios, earnings consist of net income or loss before income tax expense plus fixed charges to the extent that these charges are included in the determination of net income or loss and exclude undistributed earnings or losses of equity method investments. Fixed charges consist of interest costs plus one-third of minimum rental payments under operating leases (estimated by management to be the interest factor of such rentals).

In thousands of U.S. dollars except ratios	For the year ended December 31,
	2014	2013	2012	2011		2010
Earnings - excluding undistributed equity method investments	$1,052,843	$659,777	$1,124,560	$(513,919)		$839,955
Add:
Income taxes	239,506	48,416	204,284	68,972		128,784
Fixed charges:
Interest expense, net of applicable taxes	48,963	48,929	48,895	48,949		44,413
Interest credited to life policyholders (1)	5,197	7,970	8,378	11,030		8,665
Interest credited to retrocessionnaires on funds held on reinsurance treaties	237	867	304	108		962
One third of rental payments	11,140	13,263	11,881	12,216		11,636
Earnings (Loss) before income taxes and fixed charges	$1,357,886	$779,222	$1,398,302	$(372,644)		$1,034,415

Fixed charges:
Interest expense, net of applicable taxes	$48,963	48,929	48,895	$48,949		$44,413
Interest credited to life policyholders (1)	5,197	7,970	8,378	11,030		8,665
Interest credited to retrocessionnaires on funds held on reinsurance treaties	237	867	304	108		962
One third of rental payments	11,140	13,263	11,881	12,216		11,636
Total fixed charges	$65,537	$71,029	$69,458	$72,303		$65,676
Preference share dividends (2)	56,735	57,861	61,622	47,020		34,525
Total fixed charges and preference share dividends	$122,272	$128,890	$131,080	$119,323		$100,201

Ratio of earnings to fixed charges	20.72x	10.97x	20.13x	NM	(3)	15.75x

Deficiency of earnings to fixed charges (4)	N/A	N/A	N/A	$444,947		N/A

Ratio of earnings to combined fixed charges and preference share dividends	11.11x	6.05x	10.67x	NM	(3)	10.32x

Deficiency of earnings to combined fixed charges and preference share dividends (4)	N/A	N/A	N/A	$491,967		N/A

(1)	Represents interest credited to policyholders on certain life reinsurance treaties for which PartnerRe earns compensating interest income.
(2)	Dividends have not been tax effected because they are presumed to be paid out of a Bermuda entity whose tax rate is zero.
(3)	NM: Not meaningful. The ratio for the year ended December 31, 2011 above is not meaningful due to the net loss reported for this period which was impacted by large catastrophic losses, including the Japan earthquake and resulting tsunami, the February and June New Zealand earthquakes, the floods in Thailand, the U.S. tornadoes, the floods in Queensland, Australia and aggregate contracts covering losses in Australia and New Zealand. Further information regarding the impact of these catastrophic losses on our financial results can be found in the documents incorporated by reference in the registration statement with which this exhibit is filed.
(4)	Represents additional earnings that would be necessary to result in a one-to-one ratio.